Exhibit 21.1

SUBSIDIAIRES OF UNITED WORLD HOLDING GROUP LTD.

Subsidiaries	Place of Incorporation
United World (Hong Kong) Holding Group Limited 众联沃德（香港）控股集团有限公司	Hong Kong, People’s Republic of China
YUNNAN United World Enterprise Management Co., Ltd. 云南众联沃德企业管理有限公司	People’s Republic of China

Consolidated Variable Interest Entity (“VIE”)	Place of Incorporation
United Culture Exchange (Beijing) Co. Ltd. 众联住我家数字文化发展（北京）有限公司	People’s Republic of China